Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, May 30, 2023

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing in order to inform you that, the Board of Directors of Grupo Financiero Galicia S.A. (the “Company”) resolved the incorporation of Galicia Investments LLC, a Delaware Limited Liability Company and Galicia Ventures LP, a Limited Partnership in Ontario, Canada.). These companies have been established with the purpose of carrying out an open innovation program that the Company is promoting, with the intention of generating and developing synergies with different types of entrepreneurs and startups, targeting primarily the financial technology, agrotechnology and insurance technology sectors. Additionally, the Board or Directors of the Company approved an initial contribution to Galicia Ventures LP for an amount of US$ 500,000.-
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com